EX 99.28(h)(7)

PLAN OF REORGANIZATION

JNL VARIABLE FUND LLC
JNL/MELLON CAPITAL S&P® 24 FUND
JNL/MELLON CAPITAL JNL 5 FUND

This Plan of Reorganization has been entered into on April 21, 2017, by JNL VARIABLE FUND LLC (the "VF LLC"), a Delaware limited liability company, on behalf of its JNL/MELLON CAPITAL JNL 5 FUND (the "Acquiring Fund") and JNL/MELLON CAPITAL S&P® 24 FUND (the "Acquired Fund").
WHEREAS, the VF LLC is registered with the U.S. Securities and Exchange Commission in accord with the provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and has established several separate series of shares ("funds"), with each fund having its own assets and investment policies;
WHEREAS, the VF LLC's Board of Managers, including a majority of the Managers who are not interested persons of the VF LLC, has determined that the transaction described herein is fair and reasonable, that participation in the transaction described herein is in the best interests of the Acquired Fund, and that the interests of the existing members of the Acquired Fund and the Acquiring Fund will not be diluted as a result of the transaction described herein;
WHEREAS, Article III, Section 1 of the VF LLC's Amended and Restated Operating Agreement, adopted December 3, 2014 (the "Operating Agreement"), authorizes the Board of Managers to conduct the business of the VF LLC and carry on its operations;
WHEREAS, the VF LLC's Board of Managers, including a majority of the Managers who are not interested persons of the VF LLC, has approved the reorganization of the Acquired Fund with and into the Acquiring Fund, subject to the approval of the members of the Acquired Fund; and
WHEREAS, this Plan of Reorganization is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").
NOW, THEREFORE, all the assets, liabilities and interests of the Acquired Fund shall be transferred on the Closing Date to the Acquiring Fund, as described below; provided, however, that such transaction shall not occur unless and until this Plan of Reorganization shall have first been approved by a majority of the outstanding voting securities of the Acquired Fund as provided in Section 2(a)(42) of the 1940 Act; and provided further that the VF LLC's Board of Managers may terminate this Plan of Reorganization at or prior to the Closing Date:
1.
The Closing Date shall be April 21, 2017, or if the New York Stock Exchange or another primary trading market for portfolio securities of the Acquired Fund or the Acquiring Fund (each, an "Exchange") is closed to trading or trading thereon is restricted, or trading or the reporting of trading on an Exchange or elsewhere is disrupted so that, in the judgment of the VF LLC's Board of Managers, accurate appraisal of the value of either the Acquired Fund's or the Acquiring Fund's net assets and/or the net asset value per Class A share of Acquiring Fund shares is impracticable, the Closing Date shall be postponed until the first business day after the day when such trading has been fully resumed and such reporting has been restored;

2.
On or before the Closing Date, and before effecting the reorganization transaction described herein, the VF LLC shall have received a satisfactory written opinion of legal counsel as to such transaction that the securities to be issued in connection with such transaction have been duly authorized and, when issued in accordance with this Plan of Reorganization, will have been validly issued and fully paid and will be non-assessable by the VF LLC on behalf of the Acquiring Fund.

3.
In exchange for all of its shares of the Acquired Fund, each shareholder of such Acquired Fund shall receive a number of shares, including fractional shares, of the Acquiring Fund equal in dollar value to the number of whole and fractional shares that such shareholder owns in such Acquired Fund.  Each shareholder of such Acquired Fund shall thereupon become a shareholder of the Acquiring Fund.

4.
For purposes of this transaction, the value of the shares of the Acquiring Fund and the Acquired Fund shall be determined as of 4:00 p.m., Eastern Time, on the Closing Date. Those valuations shall be made in the usual manner as provided in the relevant prospectus of the VF LLC.

5.
Upon completion of the foregoing transactions, the Acquired Fund shall be terminated and no further shares shall be issued by it. The classes of the VF LLC's shares representing such Acquired Fund shall thereupon be closed and the shares previously authorized for those classes shall be reclassified by the VF LLC's Board of Managers.  The VF LLC's Board of Managers and management of the VF LLC shall take whatever actions may be necessary under Delaware law and the 1940 Act to effect the termination of the Acquired Fund.

6.
The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents, and the costs and expenses related to the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm will be borne by Jackson National Asset Management, LLC, and no sales or other charges will be imposed on Contract Owners in connection with the Reorganization.  The legal expenses associated with the Reorganization, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this transaction, will also be borne by Jackson National Asset Management, LLC.

7.
The obligations of the Acquired Fund and the Acquiring Fund to complete the transactions described herein shall be subject to receipt by the Acquired Fund and the Acquiring Fund of an opinion of tax counsel substantially to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements, and court decisions, and subject to certain qualifications, the Reorganization is more likely than not to qualify as a tax-free reorganization under Section 368(a)(1) of the Code.  The delivery of such opinion is conditioned upon receipt by tax counsel of representations it shall request from the Acquired Fund and the Acquiring Fund.

IN WITNESS WHEREOF, VF LLC, on behalf of the JNL 24 Fund and the JNL 5 Fund, has caused this Plan of Reorganization to be executed and attested in the City of Chicago, State of Illinois, on the date first written above.

JNL VARIABLE FUND LLC By: /s/Mark D. Nerud Mark D. Nerud, Manager, President and CEO

Attest: /s/Susan S. Rhee Susan S. Rhee, Vice President